Exhibit 21.1

SUBSIDIARIES OF AUTOWEB, INC.

Subsidiary Name	Jurisdiction of Incorporation
Autobytel, Inc. (formerly AutoWeb, Inc.)	Delaware
Autobytel Dealer Services, Inc.	Delaware
Autotegrity, Inc.	Delaware
AW GUA USA, Inc.	Delaware
Car.com, Inc.	Delaware
Dealix Corporation	California
AW GUA, Sociedad de Responsabilidad Limitada	Guatemala